Exhibit 99.1

PRESS RELEASE
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Private Exchange Offers of Certain Outstanding Notes for New Notes

DUBLIN – Monday, November 6, 2023 - On November 6, 2023, AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap” or the “Company”), announced the commencement of offers (together, the “Exchange Offers”) to all Eligible Holders (as defined below) of the Issuers’ outstanding notes listed in the table below (the “Existing Notes”) to exchange such Existing Notes for consideration consisting of a combination of up to $1,500,000,000 aggregate principal amount of the Issuers’ new notes due 2027 (the “New Notes”) and a cash payment, the complete terms and conditions of which are set forth in an offering memorandum, dated today (the “Offering Memorandum”).

The Exchange Offers

CUSIP Numbers	Title of Security	Principal Amount Outstanding	Acceptance Priority Level(1)	Sub-Cap(1)	Reference UST Security	Fixed Spread (bps)(2)	Cash Component(3)
00774M BB0	1.750% Senior Notes due Oct. 29, 2024	$1,000,000,000	1	N/A	5.000% due October 31, 2025	125	$54
00774M AM7	2.875% Senior Notes due Aug. 14, 2024	$750,000,000	2	N/A	5.000% due October 31, 2025	120	$0
00774M AU9	1.650% Senior Notes due Oct. 29, 2024	$3,250,000,000	3	$1,000,000,000	5.000% due October 31, 2025	125	$68
00774M AQ8	3.150% Senior Notes due Feb. 15, 2024	$900,000,000	4	N/A	5.000% due October 31, 2025	135	$0
00774M AC9	3.500% Senior Notes due Jan. 15, 2025	$800,000,000	5	N/A	5.000% due October 31, 2025	140	$0
00774M AN5	6.500% Senior Notes due July 15, 2025	$1,250,000,000	6	N/A	5.000% due October 31, 2025	150	$0

(1)
The Existing Notes will be accepted in accordance with the acceptance priority levels and, solely with respect to the 1.650% Senior Notes due October 29, 2024, the sub-cap with respect to the aggregate principal amount of such series set forth in this table (the “1.650% Notes Sub-Cap”). All Existing Notes validly tendered for exchange in the Exchange Offers at or prior to the Early Participation Date (as defined below) will have priority over any Existing Notes that are validly tendered for exchange after the Early Participation Date.

(2)
Eligible Holders who validly tender Existing Notes at or prior to the Early Participation Date will be eligible to receive the Early Participant Payment (as defined below) of $30 (payable solely in New Notes) for each $1,000 principal amount of Existing Notes validly tendered and not validly withdrawn.

(3)
Represents the portion of the Total Consideration (as defined below) or the Exchange Consideration (as defined below), as applicable, that will be payable in cash per $1,000 principal amount of Existing Notes validly tendered and accepted for exchange. The cash component of the Total Consideration is subject to adjustment as described below.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

Set forth below is a table summarizing certain material terms of the New Notes to be issued in the Exchange Offers:

Title of Series	Maturity Date	Aggregate Principal Amount of Existing Notes To Be Accepted for Exchange	Benchmark Security	Spread to Benchmark Security (bps)
Senior Notes due 2027	April 15, 2027	An amount of Existing Notes such that the aggregate principal amount of New Notes issued does not exceed $1,500,000,000	4.625% UST due October 15, 2026	180

The aggregate principal amount of New Notes to be issued pursuant to the Exchange Offers will be subject to a maximum amount of $1,500,000,000 aggregate principal amount (the “New Notes Cap”).  The Issuers reserve the right, in their sole discretion, subject to applicable law, to increase the New Notes Cap and the 1.650% Notes Sub-Cap at any time after commencement of the Exchange Offers.

The following is a summary of certain key terms of the Exchange Offers:

●	The Exchange Offers will expire at 5:00 p.m., New York City time, on December 5, 2023, unless extended by the Issuers (such date and time, as it may be extended, the “Expiration Date”).

●
Eligible Holders who validly tender and do not validly withdraw their Existing Notes at or prior to the 5:00 p.m., New York City time, on November 17, 2023 (such date and time, as it may be extended, the “Early Participation Date”), and whose Existing Notes are accepted by us pursuant to the terms of the Exchange Offers, will receive consideration in the Exchange Offers equal to the Total Consideration. The “Total Consideration” for each $1,000 principal amount of Existing Notes validly tendered pursuant to the Exchange Offers at or prior to the Early Participation Date and accepted for exchange by us (subject to proration, if any) will be equal to an amount (calculated in accordance with the formula set forth in Annex A to the Offering Memorandum) that would reflect a yield to the maturity date or, if applicable, the par call date, of the applicable series of Existing Notes (excluding accrued and unpaid interest to, but not including, the applicable Settlement Date (as defined below)), using a yield equal to the sum of (i) the bid-side yield on the applicable reference U.S. Treasury Notes (the “Reference UST Security”), as set forth in the table above for such series of Existing Notes, as calculated by the lead dealer managers in respect of the Exchange Offers (the “Lead Dealer Managers”) in accordance with standard market practice, as of 10:00 a.m., New York City time, on November 20, 2023 (such date and time, as it may be extended, the “Pricing Time”), as displayed on the Bloomberg Government Pricing Monitor Page PX1 (or any recognized quotation source selected by the Lead Dealer Managers in their sole discretion if such page is not available or is manifestly erroneous) and (ii) the Fixed Spread set forth in the table above with respect to such series of Existing Notes.

●
Eligible Holders who validly tender their Existing Notes after the Early Participation Date, but prior to the Expiration Date, and whose Existing Notes are accepted for exchange pursuant to the Exchange Offers, will receive an amount reflecting the Total Consideration less the Early Participant Payment (the “Exchange Consideration”).

●
The Total Consideration per $1,000 principal amount of Existing Notes (which includes the Early Participant Payment) for the Exchange Offers for Eligible Holders who validly tender and do not validly withdraw their Existing Notes at or prior to the Early Participation Date, and whose Existing Notes are accepted for exchange pursuant to the Exchange Offers, will be divided into (i) a cash payment equal to the applicable Cash Component (as defined below) and (ii) a principal amount of New Notes determined by multiplying such $1,000 principal amount of Existing Notes tendered by an exchange ratio (the “Exchange Ratio”) equal to the quotient obtained by dividing (a) the Total Consideration for such series of the applicable Existing Notes tendered minus such Cash Component by (b) the New Issue Price (as defined below).

●
The Exchange Consideration (which excludes the Early Participant Payment) for the Exchange Offers for Eligible Holders who validly tender and do not validly withdraw their Existing Notes after the Early Participation Date, but at or prior to the Expiration Date, and whose Existing Notes are accepted for exchange pursuant to the Exchange Offers, will be divided into (i) a cash payment equal to the applicable Cash Component and (ii) a principal amount of New Notes determined by multiplying each $1,000 principal amount of Existing Notes tendered by the applicable Exchange Ratio, and then subtracting the Early Participant Payment.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

●
“Cash Component” means the portion of the Total Consideration or the Exchange Consideration, as applicable, to be paid to Eligible Holders in cash per $1,000 principal amount of Existing Notes validly tendered and accepted for exchange (excluding the Early Participant Payment, which, if applicable, will be paid solely in New Notes) for the relevant series of Existing Notes, in the amount listed in the “Cash Component” column in the table set forth above with respect to such series of Existing Notes, except that the Issuers may elect to increase or decrease the amount of the Cash Component for any series of Existing Notes in the Exchange Offers by up to $100 per $1,000 principal amount of such Existing Notes. Such adjustment would affect the composition, but not the amount, of the Total Consideration or Exchange Consideration, as applicable, for such Existing Notes in the Exchange Offers and, at the Issuers’ option, may be different for (i) Existing Notes validly tendered and accepted for exchange at or prior to the Early Participation Date and (ii) Existing Notes validly tendered and accepted for exchange after the Early Participation Date. Any such election will be determined at the Pricing Time and would be announced on November 20, 2023 after the Pricing Time.

●
“Early Participant Payment” means $30 (payable solely in New Notes) for each $1,000 principal amount of each series of Existing Notes validly tendered and not validly withdrawn at or prior to the Early Participation Date. Only Eligible Holders who validly tender their Existing Notes at or prior to the Early Participation Date, who do not validly withdraw their tenders, and whose tenders are accepted for exchange will receive the Early Participant Payment as part of the Total Consideration.

●
The New Notes will bear interest at a rate per annum to be determined as of the Pricing Time, rounded down to the nearest 0.05%, such that the New Issue Price will be at or below, but close to, par. The “New Issue Price” of the New Notes will equal (rounded to the nearest cent per $1,000 principal amount of New Notes) the discounted value of the payments of principal and interest on $1,000 principal amount of such New Notes through their maturity date using a yield equal to the sum of (a) the bid-side yield on the 4.625% U.S. Treasury Notes due October 15, 2026 (the “Benchmark Security”), as calculated by the Lead Dealer Managers in accordance with standard market practice, as of the Pricing Time as displayed on the Bloomberg Government Pricing Monitor Page PX1 (the “New Notes Quotation Report”) (or any recognized quotation source selected by the Lead Dealer Managers in their sole discretion if the New Notes Quotation Report is not available or is manifestly erroneous), plus (b) 1.80%.

●
The Issuers reserve the right, but are under no obligation, at any point following the Early Participation Date and before the Expiration Date, to settle the exchange of any Existing Notes validly tendered at or prior to the Early Participation Date (the date of such settlement, the “Early Settlement Date”).  The Early Settlement Date will be determined at the Issuers’ option and is currently expected to occur on November 22, 2023, the third business day immediately following the Early Participation Date. Settlement for Existing Notes validly tendered and accepted after the Early Participation Date is expected to be December 7, 2023, unless extended by the Issuers (the “Final Settlement Date”).

●
All Eligible Holders whose Existing Notes are accepted in an Exchange Offer will receive a cash payment equal to accrued and unpaid interest on such Existing Notes to, but not including, the applicable Settlement Date in addition to their Total Consideration or Exchange Consideration, as applicable. If an Early Settlement Date has occurred, and the Issuers accept Existing Notes tendered for exchange after the Early Participation Date, Eligible Holders who receive New Notes in exchange for Existing Notes on the Final Settlement Date will receive New Notes that will have an embedded entitlement to pre-issuance interest for the period from, and including, the Early Settlement Date to, but not including, the Final Settlement Date. As a result, the cash payable for accrued and unpaid interest on the Existing Notes exchanged on the Final Settlement Date will be reduced by the amount of pre-issuance interest on the New Notes exchanged therefor. In the case of any New Notes issued on the Final Settlement Date, if the pre-issuance interest accrued on such New Notes exceeds the accrued and unpaid interest on the Existing Notes exchanged therefor, then no accrued and unpaid interest on such Existing Notes will be paid.

●
Tenders of Existing Notes in the Exchange Offers may be validly withdrawn at any time at or prior to 5:00 p.m., New York City time, on November 17, 2023, unless extended by the Company (such date and time, as it may be extended, the “Withdrawal Deadline”), but will thereafter be irrevocable, except in certain limited circumstances where additional withdrawal rights are required by law. Tenders of Existing Notes submitted in the Exchange Offers after the Withdrawal Deadline will be irrevocable except in the limited circumstances referred to in the preceding sentence.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

●
Consummation of each of the Exchange Offers is subject to a number of conditions, including, among other things, (i) the issuance of at least $500,000,000 aggregate principal amount of New Notes, (ii) the Issuers’ determination that the combination of the yield of the New Notes and the Total Consideration for the applicable series of Existing Notes would result in the New Notes and such Existing Notes not being treated as “substantially different” under ASC 470-50 and (iii) at the Pricing Time, the yield on the Benchmark Security being no greater than 5.500%. Furthermore, the Issuers will not accept for exchange on the Final Settlement Date any Existing Notes if the Issuers determine that there is a meaningful risk that New Notes that would otherwise be issued in exchange for such Existing Notes on the Final Settlement Date would not be treated as fungible for U.S. federal income tax purposes with New Notes, if any, issued on the Early Settlement Date. In addition, the Issuers will not accept for exchange any 6.500% Senior Notes due 2025 (the “6.500% Notes”) if the Issuers determine that both (i) such an exchange would not be treated as a significant modification of such 6.500% Notes for U.S. federal income tax purposes and (ii) there is a meaningful risk that the New Notes that would otherwise be issued in such exchange would not be treated as fungible for U.S. federal income tax purposes with the New Notes issued in exchange for Existing Notes of other series pursuant to the Exchange Offers.

●	The Issuers will not receive any cash proceeds from the Exchange Offers.

If and when issued, the New Notes will not have been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The New Notes may not be offered or sold in the United States or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The New Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company (together, the “Guarantors”). The Issuers and the Guarantors will enter into a registration rights agreement with respect to the New Notes.

The Exchange Offers will only be made, and the New Notes are only being offered and will only be issued, to holders of Existing Notes either (a) in the United States, that we reasonably believe to be “qualified institutional buyers,” or “QIBs,” as that term is defined in Rule 144A under the Securities Act, in a private transaction in reliance upon an exemption from the registration requirements of the Securities Act or (b) outside the United States, that are (i) persons other than “U.S. persons,” as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation S under the Securities Act, or a dealer or other professional fiduciary organized, incorporated or (if an individual) residing in the United States holding a discretionary account or similar account (other than an estate or a trust) for the benefit or account of a non-“U.S. person,” and (ii) Non-U.S. Qualified Offerees (as defined in the eligibility certification). Holders of Existing Notes that certify to the Issuers that they are eligible to participate in the Exchange Offers pursuant to at least one of the foregoing conditions are referred to as “Eligible Holders.” Only holders of Existing Notes who have properly completed and returned the eligibility certification and who satisfy the criteria therein are authorized to receive and review the Offering Memorandum and to participate in the Exchange Offers. For Eligible Holders located or resident in Canada tendering Existing Notes, such participation is also conditioned upon the receipt of beneficial ownership information, including a completed certification form which is required if tendering Existing Notes. There is no separate letter of transmittal in connection with the Offering Memorandum.

This press release does not constitute an offer or an invitation by the Issuers to participate in the Exchange Offers in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction. None of the Company, the Issuers or Global Bondholder Services Corporation makes any recommendation as to whether any Eligible Holders should participate in the applicable Exchange Offer, and no one has been authorized by any of them to make such a recommendation. Eligible Holders must make their own decisions as to whether to exchange their Existing Notes, and if so, the principal amount of such Existing Notes to be exchanged.

Global Bondholder Services Corporation has been appointed as the exchange agent and information agent for the Exchange Offers. Documents relating to the Exchange Offers will only be distributed to holders of Existing Notes who certify that they are Eligible Holders. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Offering Memorandum, eligibility certification and Canadian beneficial holder form may be directed to Global Bondholder Services Corporation at (855) 654-2015 (toll-free) or (212) 430-3774 (banks and brokers) or by email at contact@gbsc-usa.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers. The Offering Memorandum, eligibility certification and Canadian beneficial holder form can be accessed at the following link: https://gbsc-usa.com/eligibility/aercap.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

About AerCap

AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is based in Dublin with offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai, Seattle, Toulouse and other locations around the world.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “will,” “aim,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including, among other things, the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the rate of recovery in air travel related to the Covid-19 pandemic, the aviation industry and global economic conditions; the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; the impact of current hostilities in the Middle East, or any escalation thereof, on the aviation industry or our business; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes.

As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap’s annual report on Form 20-F and other filings with the United States Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com